Exhibit 99.3

SCHEDULE 2

TRANSFER FORM

(FOR USE BY CERTIFICATED SHAREHOLDERS ONLY)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT AND/OR THE ACTION TO BE TAKEN, PLEASE SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO IS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED, IF YOU ARE A RESIDENT IN THE UNITED KINGDOM OR, IF NOT, FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER, IMMEDIATELY.

This document should be read in conjunction with, and is subject to, the accompanying circular to Shareholders dated 15 February 2019 (the “document”). Words and expressions defined in the document have the same meaning in this transfer form (“Transfer Form”). The terms of the document are deemed to be incorporated into and form part of this Transfer Form.

If you have sold or otherwise transferred all your holding of Ordinary Shares you should immediately forward this document as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred only some of your holding of Ordinary Shares you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

AIM Delisting and proposed transfer of Ordinary Shares into American Depository Shares listed on Nasdaq

TRANSFER FORM

for Shareholders who hold their Ordinary Shares in certificated form and who wish to transfer them into ADSs listed on Nasdaq

IF YOU DO NOT WISH TO TRANSFER YOUR ORDINARY SHARES INTO AMERICAN DEPOSITARY SHARES, DO NOT COMPLETE AND RETURN THIS TRANSFER FORM

If you hold Ordinary Shares in certificated form (that is, not in CREST), you should complete and sign page 2 this Transfer Form in accordance with the instructions set out in this Transfer Form and then send this Transfer Form, together with your share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares tendered, by post in the accompanying prepaid envelope (for use in the UK only) or by hand (during normal business hours only) to Equiniti, Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA so as to be received as soon as possible but, in any event, no later than 5.00 p.m. on 18 March 2019. This Transfer Form, once lodged, will be irrevocable.

If you have lost your share certificate(s) and/or other document(s) of title or they are not readily available, please complete this Transfer Form and return it with a letter of explanation and forward the share certificate(s) and/or other document(s) of title as soon as possible thereafter and in any event so as to be received by Equiniti, Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA by 5.00 p.m. on 18 March 2019.

If you or your broker hold your Ordinary Shares in uncertificated form (that is, in CREST), you should not complete this Transfer Form, but as per Appendix A of the Chairman’s letter, your broker or CREST sponsor should contact Citibank, N.A., London via email at: uksettlements@citi.com to initiate the conversion process.

If you hold Ordinary Shares in both certificated and uncertificated form, you should complete this Transfer Form in respect of your holding in certificated form only and tender your Ordinary Shares held in uncertificated form, as described above. If you hold Ordinary Shares in certificated form under different designations, you should complete a separate Transfer Form for each different designation. You can obtain further Transfer Forms from Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Please read carefully this Transfer Form and the Chairman’s letter to shareholders dated 15 February 2019, the terms of which are incorporated in and form part of this Transfer Form. If you have any questions on how to complete this Transfer Form or if you need further copies of the Transfer Form, please telephone Equiniti on 0371 384 2050 (or, if calling from overseas, on +44 121 415 0259). Calls are charged at the standard geographical rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The Helpline is open between 8.30 a.m. to 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes.

Please note that Equiniti cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

REALM THERAPEUTICS PLC

TRANSFER FORM

for Shareholders who hold their Ordinary Shares in certificated form and who wish to transfer them into ADSs listed on Nasdaq

PART 1

REALM SHAREHOLDER INFORMATION

PERSONALISATION SECTION
[NAME, DESIGNATION]
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
POSTCODE

Realm Shares held at 6.30 p.m. on 13 February 2019

Box 1A: [123]

Equiniti Reference

12345678901

PART 2

REALM SHAREHOLDER CONTACT INFORMATION

Contact Name: ____________ Phone Number: ____________

Email: ____________

PART 3

Enter the number of Realm Ordinary Shares you wish to authorise the transfer into ADSs

Important: MUST be multiples of 25 as each ADS represents 25 Ordinary Shares

REMEMBER TO ENCLOSE YOUR SHARE CERTIFICATE(S) THAT COVER THIS ELECTION

If you enter a number into the above Box you will be deemed to have elected to receive registered Realm ADSs and will receive a statement representing those ADSs from Realm's Depositary, Citibank, N.A.. Such ADSs will be held in your account in book-entry from via the Direct Registration System managed by the Depositary's Transfer Agent, Computershare (see the Circular for further information) using the data in Part 1 Transfer Form.

The execution of the Transfer Form will, subject to the AIM Delisting becoming unconditional, constitute the irrevocable appointment of any director or officer of Citibank, N.A. as such Shareholder's attorney and/or agent (the "**Attorney**"), and an irrevocable instruction to the Attorney to complete and execute all or any instruments of transfer and/or other documents at the Attorney's discretion in relation to the Ordinary Shares referred to in Part 3 above in favour of Citibank, N.A. as the Depository or such other person or persons as the Attorney may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the Attorney, together with the share certificate(s) and/or other document(s) relating to such Ordinary Shares, for registration within six months of AIM Delisting becoming unconditional and to do all such other acts and things as may in the opinion of such Attorney be necessary or expedient for the purpose of, or in connection with, AIM Delisting.

PART 4

Signatures – MANDATORY

Signature 1 | Signature 3
Signature 2 | Signature 4
Company Name (if applicable)
Date

Company seal

Bodies corporate should execute under their common seal or in accordance with section 44 of the Companies Act 2006

PART 5

CHANGE OF NAME AND/OR ADDRESS – ENTER BELOW IN BLOCK CAPITALS

Post Code

PART 6

We shall indemnify and hold Citibank, N.A. ("the Bank") harmless against all claims, losses, damages, costs and expenses (including reasonable legal fees and disbursements), penalties and taxes (including any interest and penalties for late payment of tax) incurred by the Bank or to which the Bank may become subject to and arising directly from the deposit of the above securities with the Bank or the failure by any person to pay (or discharge) any stamp duty, stamp duty reserve tax, or any other similar duty or tax in connection with the above securities deposited with the Bank. If and to the extent that the deposit of the securities results from the exercise of an option or options, we hereby represent and warrant that the arrangements in respect of the option or options pursuant to the exercise of which the securities are delivered, including the timing of grant and exercise, and the premium/strike ratio, are bona fide and commercial, and are not motivated primarily by or for the avoidance of UK stamp duty reserve tax.

The last time for Equiniti to receive this Form of Election
is 5:00 p.m. (London time) on 18 March 2019.

SHAREHOLDER HELPLINE

If you have any questions relating to these notes, please call the Shareholder Helpline on 0371 384 2050 or on +44 (0) 121 415 0259 (if calling from outside the UK).

Lines are open from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (except for public holidays in England and Wales). Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be recorded or monitored.

Please note that the Shareholder Helpline operators cannot provide advice on the merits of the Scheme or give financial, legal, tax or investment advice.

COMPLETION AND RETURN

ADS Election:

•	For your Election(s) to be valid, you need to enter the number of Ordinary Shares you wish to be issued in the form of American Depository Shares “ADS” in Part 3 on page 2 of this Transfer Form.
•	Each ADS issued by Citibank as the Depository represent 25 Ordinary Shares so elections must be in multiplies of 25, e.g. 25, 50, 75, 100, 125, 150 etc. If your holding is not divisible by 25, e.g. 66 you can only enter either 25 or 50 to receive 1 or 2 ADSs. If there is a balance left after the election, e.g. 41 or 16 using the above example a balance certificate will be issued to you.
•	Neither Realm, Citibank, N.A., or Computershare shall be responsible for any delay in the delivery of the ADSs due to: in respect of an ADS Election to receive New Realms ADSs through the direct registration system, the provision of insufficient personal information by a Realm Shareholder to enable the Depositary to register that Shareholder’s entitlement to ADSs through the direct registration system.

Signatures:

•	For your Election(s) to be valid, you MUST sign the Transfer Form in Part 4 on page 2.
•	If signing under a power of attorney: (i) if the power of attorney has been registered with the registrar Equiniti Limited, this Transfer Form should be signed in accordance with the power and returned to Equiniti Limited, Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom; or (ii) if the power of attorney has not been registered with the registrar, you should contact the Shareholder Helpline stated above for further information
•	If you are signing on behalf of a company (not an individual), remember to state the capacity in which you are signing. Please read the “NOTES ON HOW TO COMPLETE THE CREST FORM OF ELECTION” document which accompanies this Transfer Form for further information.

Shareholder Details:

•	If the name and/or address shown in Part 1 on page 2 are incorrect, please insert the correct details in BLOCK CAPITALS in Part 5. Any changes to a name must be supported by appropriate documentation. If no name or address is shown in Part 1 on page 2, please insert in BLOCK CAPITALS the full name(s) and registered address(es) of the Shareholder(s) to which this Transfer Form relates. Unless you complete Box 5, the address shown in Box 1A is the address to which your payment (if relevant) and any documents will be sent.

Returning the Transfer Form:

•	Return the original of this Transfer Form to Equiniti, Corporate Actions, Aspect House, Spencer Road, Lancing West Sussex BN99 6DA United Kingdom (facsimile signatures will not be accepted). A pre-paid envelope is provided for use in the UK only. Unless notified otherwise by the Company, the deadline for Equiniti to receive this Transfer Form is 5:00 p.m. (London time) on 18 March 2019. You should allow four working days for the Transfer Form to be received. If you are resident outside the UK, you are advised to return this Transfer Form and relevant certificates as soon as possible.

NOTES REGARDING THE COMPLETION AND LODGING OF THIS TRANSFER FORM

All signatures by individual Shareholders or their solicitors must be independently witnessed and each witness must complete his or her details and sign his or her name in the place provided in Part 4 of this Transfer Form next to the signature of the relevant Shareholder (or his or her solicitor as the case may be). A company may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or, if applicable, in accordance with section 44 of the Companies Act 2006 in Part 4.

If you do not wish to participate in this Transfer Offer, you should not complete and return this Transfer Form. The following suggestions are made to avoid delay and inconvenience.

1.       If the person named in Part 1 is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:

Send this Transfer Form by the quickest means (such as air mail) to the holder for execution but do not send it into Australia, Canada, Japan, Republic of Ireland, Republic of South Africa or any other jurisdiction where the distribution of the Transfer Form (or any transaction contemplated thereby and any activity carried out in connection therewith) would breach applicable law. If he/she has executed a relevant power of attorney, have this Transfer Form signed by the attorney. In the latter case, the original power of attorney (or a duly certified copy thereof, as provided in the Powers of Attorney Act 1971) must be lodged with this Transfer Form for noting. No other signatures will be accepted.

2.       If the only Shareholder named in Part 1 has died:

If probate or letters of administration has/have been registered with the Company (or with the Company’s registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA) this Transfer Form must be executed by the personal representative(s) of the deceased each in the presence of a witness. If probate or letters of administration has/have been granted but have not been registered with the Company (or with the Company’s registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA), the personal representative(s) should execute this Transfer Form and forward it to Equiniti at the address shown on page 2, together with the share certificate(s) and/or other document(s) of title. A copy of the probate or letters of administration should accompany the Transfer Form or be lodged as soon as possible thereafter and, in any event, so as to reach Equiniti at the address shown on page 2 no later than 5:00 p.m. on 18 March 2019.

3.       If one or more of the joint holders named in Part 1 has died:

This Transfer Form is valid if executed by all the surviving holders and lodged with Equiniti with share certificate(s) and/or other document(s) of title at the address shown on page 2, accompanied by the death certificate, probate or letters of administration of the deceased holder.

4.       If your Ordinary Shares are in certificated form (that is, not in CREST) and the share certificate(s) is/are held by your stockbroker, bank or other agent:

If your share certificate(s) and/or document(s) of title is/are held by your stockbroker, bank or other agent, complete this Transfer Form and, if the share certificate(s) and/or other document(s) of title is/are readily available, deliver this completed Transfer Form to your agent for lodging with Equiniti at the address shown on page 2 accompanied by the relevant share certificate(s) and/or document(s) of title.

If your share certificate(s) and or document(s) of title is/are not readily available, you should complete this Transfer Form and lodge it, together with a note of explanation and arrange for the share certificate(s) and/or document(s) of title to be forwarded as soon as possible thereafter and, in any event, so as to arrive by no later than 5:00 p.m. on 18 March 2019. No acceptances of the Block Transfer process will be accepted unless share certificate(s) and/or other document(s) of title or an acceptable indemnity in lieu thereof is/are received by Equiniti at the address shown on page 2 no later than 5:00 p.m. on 18 March 2019.

5.       If you hold your Ordinary Shares in certificated form (that is, not in CREST) and any of your certificates have been lost:

Complete and send this Transfer Form duly completed and signed in the reply-paid envelope or by hand (during normal business hours only), with a letter of explanation and any share certificate(s) available, to Equiniti at the address shown on page 2. At the same time, you should request a letter of indemnity from the Company’s registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Equiniti at the address shown on page 2 by not later than 5:00 p.m. on 18 March 2019. Indemnities will only be accepted at the discretion of Realm Therapeutics plc. No acceptances of the Transfer Offer will be accepted unless share certificate(s) and/or other document(s) of title or an acceptable indemnity in lieu thereof is/are received by Equiniti at the address shown on page 2 no later than 5:00 p.m. on 18 March 2019.

6.       If your Ordinary Shares are in CREST:

You should take the action set out in the Circular to arrange for your stockbroker to transfer your Ordinary shares into American Depository Shares via our Depositary, Citibank, N.A. You should not complete a Transfer Form in respect of any Ordinary Shares held in CREST.

If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor (i.e. broker) will be able to act on your behalf with Citibank, by sending the necessary Appendix A form in the Chairman’s Letter.

7.       If your full name or other particulars are different from those appearing in Part 1, e.g.:

(i)       incorrect name – complete and lodge this Transfer Form with the correct name in Part 5 and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has executed this Transfer Form are one and the same;

(ii)     incorrect address – write the correct address in Part 5 on this Transfer Form; or change of name – lodge your marriage certificate or the deed poll with this Transfer Form for noting.